Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
The following letter was sent to certain partners with which RehabCare Group, Inc. has a business relationship.
Dear RehabCare Partner:
As hopefully you will agree, in our nearly 30 years, RehabCare has developed outstanding clinical and operational competencies, recruited some of the industry’s top talent and made important investments in technologies and new service offerings to provide for our clients’ ever-changing needs. Through these initiatives, we have built a longstanding reputation of high-quality, innovative post-acute care.
As partners in the post-acute arena, together we have experienced significant changes in the regulatory and reimbursement environments. We can expect the landscape to continue to evolve with the passage of healthcare reform. One emerging trend as we move toward more integrated, coordinated care is the opportunity for consolidation within the industry.
On February 8th, we have entered an agreement with Kindred Healthcare for the acquisition of RehabCare and each of our subsidiaries. Attached is the press release announcing the transaction, which is targeted to close on or about June 30, 2011. Until that time, the two companies will continue to compete in the marketplace.
This acquisition brings together two strongly aligned organizations with dedicated and compassionate teams of clinical professionals focused on a common mission of improving lives. Combining the strengths of RehabCare and Kindred will establish the nation’s premier provider of services across the post-acute continuum.
There will be no change in your existing contract: Kindred will honor all terms and conditions. You will see no interruption in service due to this change and your current regional management and support structure will remain in place. Furthermore, I will continue to oversee skilled nursing rehabilitation services programs as part of Kindred’s Rehabilitation division, which will carry the RehabCare brand going forward.
The combination of our expertise will mean expanded capabilities and efficiencies for you as we blend the best practices and more than 50 years experience of both companies. Specifically, you can expect the following benefits:

•	Access to more than 13,000 therapy professionals with advanced training in a wide variety of clinical areas

•	Robust recruiting platform as the country’s largest employer of physical, occupational and speech therapists nationwide

•	Tracking/trending of treatment data on more than 60,000 patients daily for improved patient outcomes and clinical advancements

•	Enhanced technology initiatives to drive greater clinical and operational results

•	A louder voice to push for change and ensure patients have access to the rehabilitative services they need
As we move towards completing this transaction, our top priority will be to continue to provide you with the high-quality service you have come to expect. In the longer term, we look forward to integrating our capabilities with Kindred’s to offer even better service and deliver on our promise of helping people regain their lives.
Please know that I am available to discuss the acquisition or any other issues that you would like to bring forward. Feel free to contact me at any time.
Sincerely,
Pat Henry
Executive Vice President of Operations
RehabCare
(p) 314-659-2102
E-mail: PMHenry@rehabcare.com
Additional Information About this Transaction
In connection with the proposed transaction between Kindred and RehabCare, Kindred will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. RehabCare and Kindred will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by RehabCare and Kindred with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other documents filed by RehabCare and Kindred with the SEC may also be obtained for free by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”, and Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction

RehabCare, Kindred, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can obtain free copies of these documents from RehabCare or Kindred, respectively, from the RehabCare and Kindred websites using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. RehabCare cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RehabCare and Kindred, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of RehabCare and Kindred stockholders to approve the transaction; failure to obtain the necessary financing for the transaction; the failure to consummate or delay in consummating the proposed merger for other reasons; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Kindred following completion of the proposed transaction; Kindred’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and general economic conditions that are less favorable than expected. Additional factors that may affect future results are contained in RehabCare’s and Kindred’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of RehabCare or Kindred. RehabCare and Kindred disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.